Registration Statement No. 333-275898 Filed Pursuant to Rule 424(b)(2)
The information in this preliminary pricing supplement is not complete and may be changed.

Preliminary Pricing Supplement

Subject to Completion: Dated September 16, 2024

Pricing Supplement dated September __, 2024 to the Prospectus dated December 20, 2023, the Prospectus Supplement dated December 20, 2023, the Underlying Supplement No. 1A dated May 16, 2024 and the Product Supplement No. 1A dated May 16, 2024

$ Notes Linked to a Basket of Six Underliers, Due September 28, 2028 Royal Bank of Canada

Royal Bank of Canada is offering Notes (the “Notes”) linked to the performance of an unequally weighted basket (the “Basket”) consisting of the S&P 500® Index, the iShares® iBoxx® $ Investment Grade Corporate Bond Fund, the Nasdaq-100 Index®, the EURO STOXX 50® Index, the iShares® 20+ Year Treasury Bond ETF and the Nikkei 225 Index (each, a “Basket Underlier”).

•	Return Potential — If the Final Basket Value is greater than the Initial Basket Value, at maturity, investors will receive a return equal to 100% of the Basket Return.

•	Return of Principal at Maturity — If the Final Basket Value is less than or equal to the Initial Basket Value, at maturity, investors will receive only the principal amount of their Notes, with no additional return.

•	The Notes do not pay interest.

•	Any payments on the Notes are subject to our credit risk.

•	The Notes will not be listed on any securities exchange.

CUSIP: 78017GPF2

Investing in the Notes involves a number of risks. See “Selected Risk Considerations” beginning on page P-6 of this pricing supplement and “Risk Factors” in the accompanying prospectus, prospectus supplement and product supplement.

None of the Securities and Exchange Commission (the “SEC”), any state securities commission or any other regulatory body has approved or disapproved of the Notes or passed upon the adequacy or accuracy of this pricing supplement. Any representation to the contrary is a criminal offense. The Notes will not constitute deposits insured by the Canada Deposit Insurance Corporation, the U.S. Federal Deposit Insurance Corporation or any other Canadian or U.S. governmental agency or instrumentality. The Notes are not bail-inable notes and are not subject to conversion into our common shares under subsection 39.2(2.3) of the Canada Deposit Insurance Corporation Act.

	Per Note	Total
Price to public(1)	100.00%	$
Underwriting discounts and commissions(1)	1.00%	$
Proceeds to Royal Bank of Canada	99.00%	$

(1) We or one of our affiliates may pay varying selling concessions of up to $10.00 per $1,000 principal amount of Notes in connection with the distribution of the Notes to other registered broker-dealers. Certain dealers who purchase the Notes for sale to certain fee-based advisory accounts may forgo some or all of their underwriting discount or selling concessions. The public offering price for investors purchasing the Notes in these accounts may be between $990.00 and $1,000.00 per $1,000 principal amount of Notes. In addition, we or one of our affiliates may pay a broker-dealer that is not affiliated with us a referral fee of up to $10.00 per $1,000 principal amount of Notes. See “Supplemental Plan of Distribution (Conflicts of Interest)” below.

The initial estimated value of the Notes determined by us as of the Trade Date, which we refer to as the initial estimated value, is expected to be between $920.00 and $970.00 per $1,000 principal amount of Notes and will be less than the public offering price of the Notes. The final pricing supplement relating to the Notes will set forth the initial estimated value. The market value of the Notes at any time will reflect many factors, cannot be predicted with accuracy and may be less than this amount. We describe the determination of the initial estimated value in more detail below.

RBC Capital Markets, LLC

Notes Linked to a Basket of Six Underliers

KEY TERMS

The information in this “Key Terms” section is qualified by any more detailed information set forth in this pricing supplement and in the accompanying prospectus, prospectus supplement, underlying supplement and product supplement.

Issuer:	Royal Bank of Canada
Underwriter:	RBC Capital Markets, LLC (“RBCCM”)
Minimum Investment:	$1,000 and minimum denominations of $1,000 in excess thereof
Basket Underliers:	The S&P 500® Index (the “SPX Index”), the iShares® iBoxx® $ Investment Grade Corporate Bond Fund (the “LQD Fund”), the Nasdaq-100 Index® (the “NDX Index”), the EURO STOXX 50® Index (the “SX5E Index”), the iShares® 20+ Year Treasury Bond ETF (the “TLT Fund”) and the Nikkei 225 Index (the “NKY Index”). We refer to each of the SPX Index, the NDX Index, the SX5E Index and the NKY Index as an “Index” and to each of the LQD Fund and the TLT Fund as a “Fund.”
Basket Underlier	Bloomberg Ticker	Initial Basket Underlier Value(1)	Basket Weighting
SPX Index	SPX		30%
LQD Fund	LQD UP		$15%
NDX Index	NDX		15%
SX5E Index	SX5E		15%
TLT Fund	TLT UQ		$15%
NKY Index	NKY		10%
(1) With respect to each Basket Underlier, the closing value of that Basket Underlier on the Trade Date
Trade Date:	September 25, 2024
Issue Date:	September 30, 2024
Valuation Date:*	September 25, 2028
Maturity Date:*	September 28, 2028
Payment at Maturity:

Investors will receive on the Maturity Date per $1,000 principal amount of Notes:

• If the Final Basket Value is greater than the Initial Basket Value, an amount equal to:

$1,000 + ($1,000 × Basket Return × Participation Rate)

• If the Final Basket Value is less than or equal to the Initial Basket Value: $1,000

All payments on the Notes are subject to our credit risk.

Participation Rate:	100%
Basket Return:	The Basket Return, expressed as a percentage, is calculated using the following formula: Final Basket Value – Initial Basket Value Initial Basket Value
Initial Basket Value:	Set equal to 100 on the Trade Date
Final Basket Value:	The Final Basket Value will be calculated as follows: 100 × [1 + (the sum of, for each Basket Underlier, its Basket Underlier Return times its Basket Weighting)]
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Notes Linked to a Basket of Six Underliers
Basket Underlier Return:

With respect to each Basket Underlier, the Basket Underlier Return, expressed as a percentage, is calculated using the following formula:

Final Basket Underlier Value – Initial Basket Underlier Value
Initial Basket Underlier Value

Final Basket Underlier Value:	With respect to each Basket Underlier, the closing value of that Basket Underlier on the Valuation Date
Calculation Agent:	RBCCM

* Subject to postponement. See “General Terms of the Notes—Postponement of a Determination Date” and “General Terms of the Notes—Postponement of a Payment Date” in the accompanying product supplement.

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Notes Linked to a Basket of Six Underliers

ADDITIONAL TERMS OF YOUR NOTES

You should read this pricing supplement together with the prospectus dated December 20, 2023, as supplemented by the prospectus supplement dated December 20, 2023, relating to our Senior Global Medium-Term Notes, Series J, of which the Notes are a part, the underlying supplement no. 1A dated May 16, 2024 and the product supplement no. 1A dated May 16, 2024. This pricing supplement, together with these documents, contains the terms of the Notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials, including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours.

We have not authorized anyone to provide any information or to make any representations other than those contained or incorporated by reference in this pricing supplement and the documents listed below. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. These documents are an offer to sell only the Notes offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in each such document is current only as of its date.

If the information in this pricing supplement differs from the information contained in the documents listed below, you should rely on the information in this pricing supplement.

You should carefully consider, among other things, the matters set forth in “Selected Risk Considerations” in this pricing supplement and “Risk Factors” in the documents listed below, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the Notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Prospectus dated December 20, 2023:

https://www.sec.gov/Archives/edgar/data/1000275/000119312523299520/d645671d424b3.htm

•	Prospectus Supplement dated December 20, 2023:

https://www.sec.gov/Archives/edgar/data/1000275/000119312523299523/d638227d424b3.htm

•	Underlying Supplement No. 1A dated May 16, 2024:

https://www.sec.gov/Archives/edgar/data/1000275/000095010324006773/dp211259_424b2-us1a.htm

•	Product Supplement No. 1A dated May 16, 2024:

https://www.sec.gov/Archives/edgar/data/1000275/000095010324006777/dp211286_424b2-ps1a.htm

Our Central Index Key, or CIK, on the SEC website is 1000275. As used in this pricing supplement, “Royal Bank of Canada,” the “Bank,” “we,” “our” and “us” mean only Royal Bank of Canada.

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Notes Linked to a Basket of Six Underliers

HYPOTHETICAL RETURNS

The table and examples set forth below illustrate hypothetical payments at maturity for hypothetical performance of the Basket, based on the Participation Rate of 100%. The table and examples are only for illustrative purposes and may not show the actual return applicable to investors.

Hypothetical Basket Return	Payment at Maturity per $1,000 Principal Amount of Notes	Payment at Maturity as Percentage of Principal Amount
50.00%	$1,500.00	150.000%
40.00%	$1,400.00	140.000%
30.00%	$1,300.00	130.000%
20.00%	$1,200.00	120.000%
10.00%	$1,100.00	110.000%
5.00%	$1,050.00	105.000%
2.00%	$1,020.00	102.000%
0.00%	$1,000.00	100.000%
-5.00%	$1,000.00	100.000%
-10.00%	$1,000.00	100.000%
-20.00%	$1,000.00	100.000%
-30.00%	$1,000.00	100.000%
-40.00%	$1,000.00	100.000%
-50.00%	$1,000.00	100.000%
-60.00%	$1,000.00	100.000%
-70.00%	$1,000.00	100.000%
-80.00%	$1,000.00	100.000%
-90.00%	$1,000.00	100.000%
-100.00%	$1,000.00	100.000%

Example 1 —	The value of the Basket increases from the Initial Basket Value to the Final Basket Value by 2%.
	Basket Return:	2%
	Payment at Maturity:	$1,000 + ($1,000 × 2% × 100%) = $1,000 + $20 = $1,020

In this example, the payment at maturity is $1,020 per $1,000 principal amount of Notes, for a return of 2%.

Because the Final Basket Value is greater than the Initial Basket Value, investors receive a return equal to 100% of the Basket Return.

Example 2 —	The value of the Basket decreases from the Initial Basket Value to the Final Basket Value by 10% (i.e., the Final Basket Value is below the Initial Basket Value).
	Basket Return:	-10%
	Payment at Maturity:	$1,000

In this example, the payment at maturity is $1,000 per $1,000 principal amount of Notes, for a return of 0%.

Because the Final Basket Value is less than the Initial Basket Value, investors receive only the principal amount of their Notes, with no additional return.

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Notes Linked to a Basket of Six Underliers

SELECTED RISK CONSIDERATIONS

An investment in the Notes involves significant risks. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the Notes. Some of the risks that apply to an investment in the Notes are summarized below, but we urge you to read also the “Risk Factors” sections of the accompanying prospectus, prospectus supplement and product supplement. You should not purchase the Notes unless you understand and can bear the risks of investing in the Notes.

Risks Relating to the Terms and Structure of the Notes

•	You May Not Receive a Positive Return on the Principal Amount at Maturity — If the Final Basket Value is less than the Initial Basket Value, you will receive only the principal amount of your Notes, with no additional return.

•	The Notes Do Not Pay Interest, and Your Return on the Notes May Be Lower Than the Return on a Conventional Debt Security of Comparable Maturity — There will be no periodic interest payments on the Notes as there would be on a conventional fixed-rate or floating-rate debt security having the same maturity. The return that you will receive on the Notes, which could be zero, may be less than the return you could earn on other investments. Even if your return is positive, your return may be less than the return you would earn if you purchased one of our conventional senior interest-bearing debt securities.

•	Payments on the Notes Are Subject to Our Credit Risk, and Market Perceptions about Our Creditworthiness May Adversely Affect the Market Value of the Notes — The Notes are our senior unsecured debt securities, and your receipt of any amounts due on the Notes is dependent upon our ability to pay our obligations as they come due. If we were to default on our payment obligations, you may not receive any amounts owed to you under the Notes and you could lose your entire investment. In addition, any negative changes in market perceptions about our creditworthiness may adversely affect the market value of the Notes.

•	Changes in the Value of One Basket Underlier May Be Offset by Changes in the Values of the Other Basket Underliers — A change in the value of one Basket Underlier may not correlate with changes in the values of the other Basket Underliers. The value of one Basket Underlier may increase, while the values of the other Basket Underliers may not increase as much, or may even decrease. Therefore, in determining the value of the Basket as of any time, increases in the value of one Basket Underlier may be moderated, or wholly offset, by lesser increases or decreases in the values of the other Basket Underliers. Further, because the Basket Underliers are unequally weighted, increases in the values of the lower-weighted Basket Underliers may be offset by even small decreases in values of the more heavily weighted Basket Underliers.

•	Any Payment on the Notes Will Be Determined Based on the Closing Values of the Basket Underliers on the Dates Specified — Any payment on the Notes will be determined based on the closing values of the Basket Underliers on the dates specified. You will not benefit from any more favorable values of the Basket Underliers determined at any other time.

•	You May Be Required to Recognize Taxable Income on the Notes Prior to Maturity — If you are a U.S. investor in a Note, under the treatment of a Note as a contingent payment debt instrument, you will generally be required to recognize taxable interest income in each year that you hold the Note. In addition, any gain you recognize under the rules applicable to contingent payment debt instruments will generally be treated as ordinary interest income rather than capital gain. You should review carefully the section entitled “United States Federal Income Tax Considerations” herein, in combination with the section entitled “United States Federal Income Tax Considerations” in the accompanying product supplement, and consult your tax adviser regarding the U.S. federal income tax consequences of an investment in the Notes.

Risks Relating to the Initial Estimated Value of the Notes and the Secondary Market for the Notes

•	There May Not Be an Active Trading Market for the Notes; Sales in the Secondary Market May Result in Significant Losses — There may be little or no secondary market for the Notes. The Notes will not be listed on any

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Notes Linked to a Basket of Six Underliers

securities exchange. RBCCM and our other affiliates may make a market for the Notes; however, they are not required to do so and, if they choose to do so, may stop any market-making activities at any time. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which RBCCM or any of our other affiliates is willing to buy the Notes. Even if a secondary market for the Notes develops, it may not provide enough liquidity to allow you to easily trade or sell the Notes. We expect that transaction costs in any secondary market would be high. As a result, the difference between bid and ask prices for your Notes in any secondary market could be substantial. If you sell your Notes before maturity, you may have to do so at a substantial discount from the price that you paid for them, and as a result, you may suffer significant losses. The Notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your Notes to maturity.

•	The Initial Estimated Value of the Notes Will Be Less Than the Public Offering Price — The initial estimated value of the Notes will be less than the public offering price of the Notes and does not represent a minimum price at which we, RBCCM or any of our other affiliates would be willing to purchase the Notes in any secondary market (if any exists) at any time. If you attempt to sell the Notes prior to maturity, their market value may be lower than the price you paid for them and the initial estimated value. This is due to, among other things, changes in the values of the Basket Underliers, the internal funding rate we pay to issue securities of this kind (which is lower than the rate at which we borrow funds by issuing conventional fixed rate debt) and the inclusion in the public offering price of the underwriting discount, the referral fee, our estimated profit and the estimated costs relating to our hedging of the Notes. These factors, together with various credit, market and economic factors over the term of the Notes, are expected to reduce the price at which you may be able to sell the Notes in any secondary market and will affect the value of the Notes in complex and unpredictable ways. Assuming no change in market conditions or any other relevant factors, the price, if any, at which you may be able to sell your Notes prior to maturity may be less than your original purchase price, as any such sale price would not be expected to include the underwriting discount, the referral fee, our estimated profit or the hedging costs relating to the Notes. In addition, any price at which you may sell the Notes is likely to reflect customary bid-ask spreads for similar trades. In addition to bid-ask spreads, the value of the Notes determined for any secondary market price is expected to be based on a secondary market rate rather than the internal funding rate used to price the Notes and determine the initial estimated value. As a result, the secondary market price will be less than if the internal funding rate were used.

•	The Initial Estimated Value of the Notes Is Only an Estimate, Calculated as of the Trade Date — The initial estimated value of the Notes is based on the value of our obligation to make the payments on the Notes, together with the mid-market value of the derivative embedded in the terms of the Notes. See “Structuring the Notes” below. Our estimate is based on a variety of assumptions, including our internal funding rate (which represents a discount from our credit spreads), expectations as to dividends, interest rates and volatility and the expected term of the Notes. These assumptions are based on certain forecasts about future events, which may prove to be incorrect. Other entities may value the Notes or similar securities at a price that is significantly different than we do.

The value of the Notes at any time after the Trade Date will vary based on many factors, including changes in market conditions, and cannot be predicted with accuracy. As a result, the actual value you would receive if you sold the Notes in any secondary market, if any, should be expected to differ materially from the initial estimated value of the Notes.

Risks Relating to Conflicts of Interest and Our Trading Activities

•	Our and Our Affiliates’ Business and Trading Activities May Create Conflicts of Interest — You should make your own independent investigation of the merits of investing in the Notes. Our and our affiliates’ economic interests are potentially adverse to your interests as an investor in the Notes due to our and our affiliates’ business and trading activities, and we and our affiliates have no obligation to consider your interests in taking any actions that might affect the value of the Notes. Trading by us and our affiliates may adversely affect the values of the Basket Underliers and the market value of the Notes. See “Risk Factors—Risks Relating to Conflicts of Interest” in the accompanying product supplement.

•	RBCCM’s Role as Calculation Agent May Create Conflicts of Interest — As Calculation Agent, our affiliate, RBCCM, will determine any values of the Basket Underliers and make any other determinations necessary to calculate any

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Notes Linked to a Basket of Six Underliers

payments on the Notes. In making these determinations, the Calculation Agent may be required to make discretionary judgments, including those described under “—Risks Relating to the Basket Underliers” below. In making these discretionary judgments, the economic interests of the Calculation Agent are potentially adverse to your interests as an investor in the Notes, and any of these determinations may adversely affect any payments on the Notes. The Calculation Agent will have no obligation to consider your interests as an investor in the Notes in making any determinations with respect to the Notes.

Risks Relating to the Basket Underliers

•	You Will Not Have Any Rights to Any Fund or the Securities Composing Any Basket Underlier — As an investor in the Notes, you will not have voting rights or rights to receive dividends or other distributions or any other rights with respect to any Fund or the securities composing any Basket Underlier. Each Index is a price return index and its return does not reflect regular cash dividends paid by its components.

•	Each Fund and Its Underlying Index Are Different — The performance of a Fund will not exactly replicate the performance of its Underlying Index (as defined below). Each Fund is subject to management risk, which is the risk that the investment strategy for that Fund, the implementation of which is subject to a number of constraints, may not produce the intended results. Each Fund’s investment adviser may have the right to use a portion of that Fund’s assets to invest in securities or other assets or instruments, including derivatives, that are not included in its Underlying Index. In addition, unlike an Underlying Index, a Fund will reflect transaction costs and fees that will reduce its performance relative to its Underlying Index.

The performance of a Fund may diverge significantly from the performance of its Underlying Index due to differences in trading hours between that Fund and the securities composing its Underlying Index or other circumstances. During periods of market volatility, the component securities held by a Fund may be unavailable in the secondary market, market participants may be unable to calculate accurately the intraday net asset value per share of that Fund and the liquidity of that Fund may be adversely affected. This kind of market volatility may also disrupt the ability of market participants to create and redeem shares in a Fund. Further, market volatility may adversely affect, sometimes materially, the prices at which market participants are willing to buy and sell shares of a Fund. As a result, under these circumstances, the market value of a Fund may vary substantially from the net asset value per share of that Fund.

•	The Notes Are Subject to Risks Associated with Long-Term Fixed-Income Securities, Including Interest Rate-Related Risks and Credit Risks, with Respect to the Funds — The LQD Fund attempts to track the performance of an index composed of U.S. dollar-denominated, investment-grade corporate bonds and the TLT Fund attempts to track the performance of an index composed of U.S. Treasury bonds. Investing in the Notes that provide exposure to the Funds, which primarily hold bonds, differs significantly from investing directly in bonds to be held to maturity, as the value of the a Fund changes, at times significantly, during each trading day based upon the current market prices of its underlying bonds. The market prices of these bonds are volatile and significantly influenced by a number of factors, particularly the duration of the underlying bonds, the yields on these bonds as compared to current market interest rates and the actual or perceived credit quality of the issuers of these bonds.

In general, fixed-income instruments are significantly affected by changes in current market interest rates. As interest rates rise, the prices of fixed-income instruments are likely to decrease, and as interest rate fall, the price of fixed-income securities are likely to increase. Securities with longer durations tend to be especially sensitive to interest rate changes, usually making them more volatile than securities with shorter durations. As a result, rising interest rates may cause the value of the long-dated bonds underlying a Fund to decline, possibly significantly, which would adversely affect the value of the Notes.

In addition, the prices of the bonds underlying a Fund are significantly influenced by the creditworthiness of their issuers. The bonds underlying a Fund may have their credit ratings downgraded, or their credit spreads may widen significantly. Following a ratings downgrade or the widening of credit spreads, the bonds underlying a Fund may suffer significant and rapid price declines, which would adversely affect the value of the Notes.

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•	The Notes Are Subject to Risks Relating to Non-U.S. Securities with Respect to the LQD Fund and the NDX Index — Because some of the securities composing the LQD Fund and the NDX Index are issued by non-U.S. issuers, an investment in the Notes involves risks associated with the home countries of those issuers. The prices of securities of non-U.S. companies may be affected by political, economic, financial and social factors in those countries, or global regions, including changes in government, economic and fiscal policies and currency exchange laws.

•	The Notes Are Subject to Risks Relating to Non-U.S. Securities Markets with Respect to the SX5E Index and the NKY Index — The equity securities composing the SX5E Index and the NKY Index are issued by non-U.S. companies in non-U.S. securities markets. Investments in securities linked to the value of such non-U.S. equity securities involve risks associated with the securities markets in the home countries of the issuers of those non-U.S. equity securities, including risks of volatility in those markets, governmental intervention in those markets and cross shareholdings in companies in certain countries. Also, there is generally less publicly available information about companies in some of these jurisdictions than there is about U.S. companies that are subject to the reporting requirements of the SEC, and generally non-U.S. companies are subject to accounting, auditing and financial reporting standards and requirements and securities trading rules different from those applicable to U.S. reporting companies. The prices of securities in non-U.S. markets may be affected by political, economic, financial and social factors in those countries, or global regions, including changes in government, economic and fiscal policies and currency exchange laws.

•	The Notes Do Not Provide Direct Exposure to Fluctuations in Exchange Rates between the U.S. Dollar and the Non-U.S. Currencies in Which the Securities Composing the SX5E Index and the NKY Index Trade — The SX5E Index is composed of non-U.S. securities denominated in euros and the NKY Index is composed of non-U.S. securities denominated in yen. Because the values of the SX5E Index and the NKY Index are also calculated in those respective non-U.S. currencies (and not in U.S. dollars), the performance of the SX5E Index and the NKY Index will not be adjusted for exchange rate fluctuations between the U.S. dollar and the applicable non-U.S. currency. In addition, any payments on the Notes determined based in part on the performance of the SX5E Index and the NKY Index will not be adjusted for exchange rate fluctuations between the U.S. dollar and the applicable non-U.S. currency. Therefore, holders of the Notes will not benefit from any appreciation of those non-U.S. currencies relative to the U.S. dollar.

•	We May Accelerate the Notes If a Change-in-Law Event Occurs — Upon the occurrence of legal or regulatory changes that may, among other things, prohibit or otherwise materially restrict persons from holding the Notes or a Basket Underlier or its components, or engaging in transactions in them, the Calculation Agent may determine that a change-in-law-event has occurred and accelerate the Maturity Date for a payment determined by the Calculation Agent in its sole discretion. Any amount payable upon acceleration could be significantly less than any amount that would be due on the Notes if they were not accelerated. However, if the Calculation Agent elects not to accelerate the Notes, the value of, and any amount payable on, the Notes could be adversely affected, perhaps significantly, by the occurrence of such legal or regulatory changes. See “General Terms of Notes—Change-in-Law Events” in the accompanying product supplement.

•	Any Payment on the Notes May Be Postponed and Adversely Affected by the Occurrence of a Market Disruption Event — The timing and amount of any payment on the Notes is subject to adjustment upon the occurrence of a market disruption event affecting a Basket Underlier. If a market disruption event persists for a sustained period, the Calculation Agent may make a discretionary determination of the closing value of any affected Basket Underlier. See “General Terms of the Notes—Indices—Market Disruption Events,” “General Terms of the Notes—Reference Stocks and Funds—Market Disruption Events,” “General Terms of the Notes—Postponement of a Determination Date” and “General Terms of the Notes—Postponement of a Payment Date” in the accompanying product supplement.

•	Adjustments to a Fund or to Its Underlying Index Could Adversely Affect Any Payments on the Notes — The investment adviser of a Fund may add, remove or substitute the component securities held by that Fund or make changes to its investment strategy, and the sponsor of an Underlying Index may add, delete, substitute or adjust the securities composing that Underlying Index, may make other methodological changes to that Underlying Index that could affect its performance or may discontinue or suspend calculation and publication of that Underlying Index. Any of these actions could adversely affect the value of a Fund and, consequently, the value of the Notes.

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•	Adjustments to an Index Could Adversely Affect Any Payments on the Notes — The sponsor of an Index may add, delete, substitute or adjust the securities composing that Index or make other methodological changes to that Index that could affect its performance. The Calculation Agent will calculate the value to be used as the closing value of an Index in the event of certain material changes in, or modifications to, that Index. In addition, the sponsor of an Index may also discontinue or suspend calculation or publication of that Index at any time. Under these circumstances, the Calculation Agent may select a successor index that the Calculation Agent determines to be comparable to the discontinued Index or, if no successor index is available, the Calculation Agent will determine the value to be used as the closing value of that Index. Any of these actions could adversely affect the value of an Index and, consequently, the value of the Notes. See “General Terms of the Notes—Indices—Discontinuation of, or Adjustments to, an Index” in the accompanying product supplement.

•	Anti-dilution Protection Is Limited, and the Calculation Agent Has Discretion to Make Anti-dilution Adjustments — The Calculation Agent may in its sole discretion make adjustments affecting any amounts payable on the Notes upon the occurrence of certain events with respect to a Fund that the Calculation Agent determines have a diluting or concentrative effect on the theoretical value of that Fund. However, the Calculation Agent might not make adjustments in response to all such events that could affect a Fund. The occurrence of any such event and any adjustment made by the Calculation Agent (or a determination by the Calculation Agent not to make any adjustment) may adversely affect the market price of, and any amounts payable on, the Notes. See “General Terms of the Notes—Reference Stocks and Funds—Anti-dilution Adjustments” in the accompanying product supplement.

•	Reorganization or Other Events Could Adversely Affect the Value of the Notes or Result in the Notes Being Accelerated — If a Fund is delisted or terminated, the Calculation Agent may select a successor fund. In addition, upon the occurrence of certain reorganization or other events affecting a Fund, the Calculation Agent may make adjustments that result in payments on the Notes being based on the performance of (i) cash, securities of another issuer and/or other property distributed to holders of that Fund upon the occurrence of that event or (ii) in the case of a reorganization event in which only cash is distributed to holders of that Fund, a substitute security, if the Calculation Agent elects to select one. Any of these actions could adversely affect the value of the affected Fund and, consequently, the value of the Notes. Alternatively, the Calculation Agent may accelerate the Maturity Date for a payment determined by the Calculation Agent. Any amount payable upon acceleration could be significantly less than any amount that would be due on the Notes if they were not accelerated. However, if the Calculation Agent elects not to accelerate the Notes, the value of, and any amount payable on, the Notes could be adversely affected, perhaps significantly. See “General Terms of the Notes—Reference Stocks and Funds—Anti-dilution Adjustments—Reorganization Events” and “General Terms of the Notes—Reference Stocks and Funds—Discontinuation of, or Adjustments to, a Fund” in the accompanying product supplement.

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Notes Linked to a Basket of Six Underliers

INFORMATION REGARDING THE BASKET UNDERLIERS

The SPX Index consists of stocks of 500 companies selected to provide a performance benchmark for the U.S. equity markets. For more information about the SPX Index, see “Indices—The S&P U.S. Indices” in the accompanying underlying supplement.

According to publicly available information, the LQD Fund is an exchange-traded fund of iShares® Trust, a registered investment company, that seeks to track the investment results, before fees and expenses, of an index composed of U.S. dollar-denominated, investment-grade corporate bonds, which is currently the Markit iBoxx® USD Liquid Investment Grade Index (with respect to the LQD Fund, the “Underlying Index”). The Markit iBoxx® USD Liquid Investment Grade Index is a market-value weighted index that is designed to reflect the performance of the U.S. dollar-denominated investment-grade corporate issued by companies from developed countries that is for sale in the United States and rated by at least one of three rating agencies: Fitch Ratings, Moody’s Investors Service or S&P Global Ratings. The iShares® iBoxx® $ Investment Grade Corporate Bond ETF trades on NYSE Arca, Inc. under the ticker symbol “LQD.” For more information about the iShares® iBoxx® $ Investment Grade Corporate Bond ETF, see “Exchange-Traded Funds—The iShares® ETFs” in the accompanying underlying supplement. For purposes of the accompanying underlying supplement, the iShares® iBoxx® $ Investment Grade Corporate Bond ETF is an “iShares® ETF.” For more information about the Markit iBoxx® USD Liquid Investment Grade Index, see Annex A in this pricing supplement.

The NDX Index is a modified market capitalization-weighted index that is designed to measure the performance of 100 of the largest non-financial companies listed on The Nasdaq Stock Market. For more information about the NDX Index, see “Indices—The Nasdaq-100 Index®” in the accompanying underlying supplement.

The SX5E Index is a free float market capitalization-weighted index composed of 50 of the largest stocks in terms of free float market capitalization traded on major Eurozone exchanges. For more information about the SX5E Index, see “Indices—The STOXX Benchmark Indices” in the accompanying underlying supplement.

According to publicly available information, the TLT Fund is an exchange-traded fund of iShares® Trust, a registered investment company, that seeks to track the investment results, before fees and expenses, of an index composed of U.S. Treasury bonds with remaining maturities greater than twenty years, which is currently the ICE U.S. Treasury 20+ Year Bond Index (with respect to the TLT Fund, the “Underlying Index”). The Underlying Index measures the performance of the U.S. dollar-denominated, fixed-rate U.S. Treasury market that have a remaining maturity greater than or equal to twenty years. For more information about the TLT Fund, see “Exchange-Traded Funds—The iShares® 20+ Year Treasury Bond ETF” in the accompanying underlying supplement.

The NKY Index is a stock index that measures the composite price performance of 225 of the most actively traded stocks on the Tokyo Stock Exchange, representing a broad cross-section of Japanese industries. For more information about the NKY Index, see “Indices—The Nikkei 225 Index” in the accompanying underlying supplement.

Historical Information

The following graphs set forth historical closing values of the Basket Underliers for the period from January 1, 2014 (or from the initial listing date, if later) to September 13, 2024. We obtained the information in the graphs from Bloomberg Financial Markets, without independent investigation. We cannot give you assurance that the performance of the Basket Underliers will result in a positive return on your initial investment.

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S&P 500® Index

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

iShares® iBoxx® $ Investment Grade Corporate Bond Fund

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

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Notes Linked to a Basket of Six Underliers

Nasdaq-100 Index®

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

EURO STOXX 50® Index

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

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iShares® 20+ Year Treasury Bond ETF

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

Nikkei 225 Index

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

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Notes Linked to a Basket of Six Underliers

UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

You should review carefully the section in the accompanying product supplement entitled “United States Federal Income Tax Considerations.” The following discussion, when read in combination with that section, constitutes the full opinion of our counsel, Davis Polk & Wardwell LLP, regarding the material U.S. federal income tax consequences of owning and disposing of the Notes.

Generally, this discussion assumes that you purchased the Notes for cash in the original issuance at the stated issue price and does not address other circumstances specific to you, including consequences that may arise due to any other investments relating to the Basket Underliers. You should consult your tax adviser regarding the effect any such circumstances may have on the U.S. federal income tax consequences of your ownership of a Note.

We intend to treat the Notes for U.S. federal income tax purposes as contingent payment debt instruments, or “CPDIs,” as described in “United States Federal Income Tax Considerations—Tax Consequences to U.S. Holders—Notes Treated as Debt Instruments—Notes Treated as Contingent Payment Debt Instruments” in the accompanying product supplement. In the opinion of our counsel, which is based on current market conditions, this treatment of the Notes is reasonable under current law. Assuming this treatment is respected, regardless of your method of accounting for U.S. federal income tax purposes, you generally will be required to accrue interest income in each year on a constant yield to maturity basis at the “comparable yield,” as determined by us, adjusted upward or downward to reflect the difference, if any, between the actual and projected payments on the Notes during the year. Upon a taxable disposition of a Note, you generally will recognize taxable income or loss equal to the difference between the amount received and your tax basis in the Notes. You generally must treat any income realized as interest income and any loss as ordinary loss to the extent of previous interest inclusions, and the balance as capital loss, the deductibility of which is subject to limitations.

After the original issue date, you may obtain the comparable yield and the projected payment schedule by requesting them from RBCCM at 1-877-688-2301.

Neither the comparable yield nor the projected payment schedule constitutes a representation by us regarding the actual amount(s) that we will pay on the Notes.

Non-U.S. Holders. If you are a Non-U.S. Holder, please also read the section entitled “United States Federal Income Tax Considerations—Tax Consequences to Non-U.S. Holders— Notes Treated as Debt Instruments” in the accompanying product supplement.

As discussed under “United States Federal Income Tax Considerations—Tax Consequences to Non-U.S. Holders—Dividend Equivalents under Section 871(m) of the Code” in the accompanying product supplement, Section 871(m) of the Internal Revenue Code and Treasury regulations promulgated thereunder (“Section 871(m)”) generally impose a 30% withholding tax on dividend equivalents paid or deemed paid to Non-U.S. Holders with respect to certain financial instruments linked to U.S. equities or indices that include U.S. equities. The Treasury regulations, as modified by an Internal Revenue Service (the “IRS”) notice, exempt financial instruments issued prior to January 1, 2027 that do not have a “delta” of one. Based on certain determinations made by us, we expect that Section 871(m) will not apply to the Notes with regard to Non-U.S. Holders. Our determination is not binding on the IRS, and the IRS may disagree with this determination. If necessary, further information regarding the potential application of Section 871(m) will be provided in the final pricing supplement for the Notes.

We will not be required to pay any additional amounts with respect to U.S. federal withholding taxes.

You should consult your tax adviser regarding the U.S. federal income tax consequences of an investment in the Notes, as well as tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

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Notes Linked to a Basket of Six Underliers

SUPPLEMENTAL PLAN OF DISTRIBUTION (CONFLICTS OF INTEREST)

The Notes are offered initially to investors at a purchase price equal to par, except with respect to certain accounts as indicated on the cover page of this pricing supplement. We or one of our affiliates may pay the underwriting discount and may pay a broker-dealer that is not affiliated with us a referral fee, in each case as set forth on the cover page of this pricing supplement.

The value of the Notes shown on your account statement may be based on RBCCM’s estimate of the value of the Notes if RBCCM or another of our affiliates were to make a market in the Notes (which it is not obligated to do). That estimate will be based on the price that RBCCM may pay for the Notes in light of then-prevailing market conditions, our creditworthiness and transaction costs. For a period of approximately nine months after the Issue Date, the value of the Notes that may be shown on your account statement may be higher than RBCCM’s estimated value of the Notes at that time. This is because the estimated value of the Notes will not include the underwriting discount, the referral fee or our hedging costs and profits; however, the value of the Notes shown on your account statement during that period may initially be a higher amount, reflecting the addition of the underwriting discount, the referral fee and our estimated costs and profits from hedging the Notes. This excess is expected to decrease over time until the end of this period. After this period, if RBCCM repurchases your Notes, it expects to do so at prices that reflect their estimated value.

RBCCM or another of its affiliates or agents may use this pricing supplement in the initial sale of the Notes. In addition, RBCCM or another of our affiliates may use this pricing supplement in a market-making transaction in the Notes after their initial sale. Unless we or our agent informs the purchaser otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction.

For additional information about the settlement cycle of the Notes, see “Plan of Distribution” in the accompanying prospectus. For additional information as to the relationship between us and RBCCM, see the section “Plan of Distribution—Conflicts of Interest” in the accompanying prospectus.

STRUCTURING THE NOTES

The Notes are our debt securities. As is the case for all of our debt securities, including our structured notes, the economic terms of the Notes reflect our actual or perceived creditworthiness. In addition, because structured notes result in increased operational, funding and liability management costs to us, we typically borrow the funds under structured notes at a rate that is lower than the rate that we might pay for a conventional fixed or floating rate debt security of comparable maturity. The lower internal funding rate, the underwriting discount, the referral fee and the hedging-related costs relating to the Notes reduce the economic terms of the Notes to you and result in the initial estimated value for the Notes being less than their public offering price. Unlike the initial estimated value, any value of the Notes determined for purposes of a secondary market transaction may be based on a secondary market rate, which may result in a lower value for the Notes than if our initial internal funding rate were used.

In order to satisfy our payment obligations under the Notes, we may choose to enter into certain hedging arrangements (which may include call options, put options or other derivatives) with RBCCM and/or one of our other subsidiaries. The terms of these hedging arrangements take into account a number of factors, including our creditworthiness, interest rate movements, volatility and the tenor of the Notes. The economic terms of the Notes and the initial estimated value depend in part on the terms of these hedging arrangements.

See “Selected Risk Considerations—Risks Relating to the Initial Estimated Value of the Notes and the Secondary Market for the Notes—The Initial Estimated Value of the Notes Will Be Less Than the Public Offering Price” above.

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Notes Linked to a Basket of Six Underliers

ANNEX A

The Markit iBoxx® USD Liquid Investment Grade Index

All information contained in this pricing supplement regarding the Markit iBoxx® USD Liquid Investment Grade Index (the “IG Index”), including, without limitation, its make-up, method of calculation and changes in its components, has been derived from publicly available information, without independent verification. This information reflects the policies of, and is subject to change by, S&P Dow Jones Indices LLC (“S&P Dow Jones”) and Markit IHS Markit Benchmark Administration Limited (“IHS Markit”). The IG Index is calculated, maintained and published by S&P Dow Jones and IHS Markit. S&P Dow Jones and IHS Market have no obligation to publish, and may discontinue the publication of, the IG Index.

The IG Index is reported by Bloomberg under the ticker symbol “IBOXIG.”

The IG Index is a market-value weighted index that is designed to reflect the performance of U.S. dollar (“USD”)-denominated investment-grade corporate debt issued by companies from developed countries that is for sale in the United States and rated by at least one of three rating agencies: Fitch Ratings, Moody’s Investors Service or S&P Global Ratings.

Bond Selection Criteria

The IG Index is rebalanced once each month at the month-end. The bonds in the IG Index must meet all the criteria described below as of the close of business three business days prior to the rebalancing date, provided that the relevant bond data can be verified as of that date (the “bond selection cut-off date”). The new index composition becomes effective on the first business day of the next month.

The following selection criteria are applied to select the constituents of the IG Index.

Bond Type

Only fixed-rate bonds whose cash flow can be determined in advance are eligible for the IG Index. The IG Index is composed solely of bonds. T-Bills and other money market instruments are not eligible. The IG Index includes only USD-denominated bonds.

In particular, bonds with the following characteristics are included:

•	Fixed coupon bonds

•	Step-up bonds with coupon schedules known at issuance (or as functions of the issuer’s rating)

•	Sinking funds and amortizing bonds

•	Medium term notes (MTNs)

•	Senior fixed-to-float bonds issued by banks with a call option up to 25 months prior to maturity

•	Rule 144A offerings with a registration right. Only 144A bonds where the Regulation S (“Reg S”) version of the bond is eligible for the IG Index are eligible.

•	Callable bonds

•	Puttable bonds

The following instrument bond types are specifically excluded from the IG Index: preferred shares; optionally and mandatory convertible bonds; subordinated bank or insurance debt with mandatory contingent conversion features or with any conversion options before the first call date; bonds with other equity features attached (e.g., options/warrants); perpetual bonds; fixed-to-floater bonds (except senior fixed-to-float bonds issued by banks with a call option up to 25 months prior to

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Notes Linked to a Basket of Six Underliers

maturity); floating rate notes; pay-in kind bonds (during the pay-in-kind period); zero coupon bonds; zero step-ups (GAINS); bonds with differences between accrual and coupon payment periods and monthly-paying bonds; private placements; retail bonds; and extended bonds

For retail bonds and private placements, publicly available information is not always conclusive and the classification of a bond as a retail bond or a private placement will be made at S&P Dow Jones’s discretion based on the information available at the time of determination. Any bonds classified as retail or private placement is added to the list of excluded private placements and retail bonds.

In instances where a new bond type is not specifically excluded or included according to the published index rules, S&P Dow Jones will analyze the features of such securities in line with the principles above. S&P Dow Jones may consult the specific index committees. Any decision as to the eligibility or ineligibility of a new bond type will be published and the index rules will be updated accordingly.

Credit Rating

All bonds in the IG Index must have an iBoxx® Rating of investment grade. Ratings from Fitch Ratings, Moody’s Investment Service and S&P Global Ratings are considered for the calculation of the iBoxx® Rating. Investment grade is defined as BBB- or higher from Fitch Ratings and S&P Global Ratings and Baa3 or higher from Moody’s Investor Service. Bonds with a rating of RD (Restricted Default) from Fitch Ratings or SD (Selective Default) from S&P Global Ratings are excluded from the IG Index. If a bond is rated by more than one of the above agencies, then the iBoxx® Rating is the average of the provided ratings. The rating is consolidated to the nearest rating grade. Rating notches are not used.

Expected Remaining Life

All bonds must have at the rebalancing day an expected remaining life of at least three years. All new insertions must have an expected remaining life of at least three years and six months. The expected remaining life is calculated from the rebalancing date to the assumed workout date of the bond, by using the day count convention of the bond. The workout date for a bond is determined based on the bond features. For plain vanilla bonds, the expected workout date is the final maturity date. For dated and undated callable financial hybrid capital bonds, the workout date is assumed to be the first call date. For soft bullets, the expected workout date is determined using the first call date.

Amount Outstanding

Issue amount outstanding. The outstanding face value of a bond must be greater than or equal to USD 750 million as of the bond selection cut-off date. Partial buybacks or increases affect the outstanding face value of a prospective bond. S&P Dow Jones considers changes to the outstanding face value of a candidate bond as a result of partial or full buybacks or increases, provided that S&P Dow Jones is aware of such changes as of the bond selection cut-off date. In the case of Reg S securities that are registered as global securities, the remaining amount of the Reg S version and the registered version are recombined if the bond is not exchanged in full and if the remaining amount of the Reg S version reduces the amount outstanding below the eligibility threshold.

Issuer amount outstanding. The outstanding face value of all bonds denominated in USD from the issuer in the broader iBoxx® USD Investment Grade universe (excluding fixed-to-float and perpetual bonds, except that senior fixed-to-float bank bonds present in the broader iBoxx® USD Investment Grade universe are included) must be greater than or equal to USD 2 billion as of the bond selection cut-off date.

Lock-out Period and Minimum Run

Lock-out period. A bond that drops out of the IG Index at the rebalancing day is excluded from reentering the index for a three-month period. This lock-out rule takes precedence over other selection rules. A locked-out bond will not be selected, even if it qualifies for the IG Index.

Minimum run. Any bond that enters the IG Index must remain in the IG Index for a minimum of six months, provided it is not downgraded to sub-investment grade, defaulted or fully redeemed in that period.

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Bond Classification

All bonds are classified based on a number of factors, including those described below.

The issuer classification is reviewed regularly based on updated information received by S&P Dow Jones, and status changes are included in the IG Index at the next rebalancing if necessary.

Denomination. Bonds must be denominated in USD with clearance and settlement available through Depository Trust and Clearing Corporation (DTCC). The securities need to be either publicly registered in the United States with the Securities and Exchange Commission or Rule 144A offerings with registration rights. Eurobonds are excluded.

Issuer. The bond must be corporate credit, i.e., debt instruments backed by corporate issuers that are not secured by specific assets. Debt issued by governments, sovereigns, quasi-sovereigns, and government-backed or guaranteed entities is excluded.

Issuer Country. Bonds from countries classified as developed markets based on the Markit Global Economic Development Classification are eligible for the IG Index. The issuer or, in the case of a finance subsidiary, the issuer’s guarantor, must be domiciled, incorporated and the country of risk must be in the countries listed as developed markets in Markit iBoxx® Country Classification.

A new country is added to the IG Index if it is classified as developed market based on the Markit Global Economic Development Classification. A country is no longer eligible for the IG Index if it is classified as emerging market based on the Markit Global Economic Development Classification. The Markit Global Economic Development Classification is updated once per year. The results are published at the end of July. The inclusion/exclusion of a country becomes effective at the end of October.

Corporates. Bonds issued by public or private corporations. Bonds secured by a “floating charge” over some or all assets of the issuer are considered corporate bonds. Corporate bonds are further classified into Financials and Non-Financials bonds and then into their multiple-level economic sectors, according to the issuer’s business scope. Where the sector classification of a specific entity is not very clear due to the diversified business of the entity, the decision will be made at S&P Dow Jones’s discretion.

Additional Classification. Corporate debt is further classified into senior and subordinated debt. Bank senior debt structure additionally differentiates between Bail-in and Preferred bonds. The Bail-in classification captures all senior notes which are subject to write-down or conversion into a subordinated instrument on the occurrence of a resolution event, as well as senior bank debt issued by bank holding companies.

Hybrid capital issued by banking and insurance institutions is further detailed into the respective tiers of subordination.

The market information on the tier of subordination for insurance capital is often less standardized and clear than the equivalent issues by banks. In these cases, the classification is based on the maturity, coupon payment and deferral provisions of the bond from the offering circulars of the bonds.

Index Rebalancing

Rebalancing Process. The IG Index is rebalanced monthly after close of market on the last trading day of the month. Any inclusion after the index cut-off day (t-3) will not be considered in the rebalancing process, but will become effective at the end of the following month. New bonds issued are taken into account if they are publicly known to settle until the last calendar day of the month, inclusive, and if their rating and amount outstanding has become known at least three trading days before the end of the month.

Preview lists of eligible bonds are published on a weekly basis starting on the first Friday that is three business days after the previous month-end rebalance, as well as on the 6th calendar day of the month (or next index publication day if the 6th calendar day falls on a non-business day). Preview lists of eligible bonds are additionally published on t-4, t-3 trading days before the end of the month. Final components are published two business days before the end of the month (t-2).

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Two business days before the end of each month, the rating and amount information for the constituents is updated and the list is adjusted for all rating and amount changes that are known to have taken place three business days before the end of the month that could also result in exclusion of the bond. However, if bonds that are part of broader US Dollar indices become eligible into the IG Index two business days prior to rebalancing because of rating and/or amount changes, they will be included in the IG Index.

Rebalancing Procedure. In a first step, the selection criteria set out above are applied to the broader iBoxx® USD Investment Grade universe to determine the eligible bond universe. Bond ratings and amount outstanding are used as of the bond selection cut-off date. Maturity dates remain fixed for the life of the bond. Only bonds with a first settlement date on or before the rebalancing date are included in the selection process.

Index Weights. Once the eligible bond universe has been defined, the weight for each bond is determined and if necessary, capped (applying an issuer cap of 3%). The weights and capping factors are determined on the last business day of each month using the end-of-month market values.

Index Calculation

The IG Index is calculated as an end-of-day index and distributed once daily after close of U.S. markets. On each calculation day, the level of the IG Index is calculated by adjusting the level of the IG Index from the immediately preceding rebalancing date to reflect price changes, accrued interest, coupon payments and reinvestment income on cash flows received, in each case, since the immediately preceding rebalancing date, taking into account the weight assigned to each bond on the immediately preceding rebalancing date.

The IG Index is generally calculated based on prices provided by independent bond pricing services. S&P Global Market Intelligence's Evaluated Bond Pricing Service (EVB) is the main pricing input source used for the calculation.

The IG Index is calculated based on bid and ask bond prices available at the end of the business day. S&P Dow Jones performs various quality assurance checks prior to the calculation of the IG Index. Issues identified are assessed by S&P Dow Jones and, where appropriate, the pricing provider is notified. Pricing providers will assess price challenges in accordance with their own policies and procedures. A notification of a price challenge to the pricing provider may result in the pricing provider upholding or rejecting the challenge. In the event the pricing provider upholds a price challenge, the relevant price may be updated.

New securities are included in the IG Index at their respective ask prices when they enter the index family. In the event that no price can be established for a particular security, the IG Index continues to be calculated based on the last available price. This might be the case in periods of market stress, or disruption as well as in illiquid or fragmented markets. If the required inputs become impossible to obtain, S&P Dow Jones may consult market participants prior to the next rebalancing date. Decisions are made publicly available on a timely basis and S&P Dow Jones may refer back to previous cases. In addition, data for the application of corporate actions in the IG Index may not be fully or timely available at all times. In such cases, S&P Dow Jones will estimate the approximate value based on the available data at the time of calculation.

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